Exhibit 21.1
Abraxas Petroleum Corporation and
Subsidiaries

Name and address of Subsidiary	Jurisdiction of Incorporation/ Type of Entity
Abraxas Properties Incorporated 18803 Meisner Drive San Antonio, Texas 78258	Texas/ Corporation
Sandia Operating Corp. 18803 Meisner Drive San Antonio, Texas 78258	Texas/ Corporation
Raven Drilling, LLC 18803 Meisner Drive San Antonio, Texas 78258	Texas/ Limited Liability Company